Exhibit 99.1

SINOVAC BIOTECH RELAUNCHES COMPANY WEBSITE

BEIJING, June 11, 2018 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) ("Sinovac" or the "Company"), a leading provider of biopharmaceutical products in China, today announced that the company has relaunched its website, at www.sinovacbio.com.

On April 30, 2018, the Company temporarily blocked access to its websites upon discovering that Aihua Pan, the Chairman of the Board of the Company’s controlled Chinese subsidiary, Sinovac Biotech Co., Ltd. ("Sinovac Beijing"), who was appointed by Sinobioway Biomedicine Co., Ltd. (“Sinobioway”), the minority shareholder of Sinovac Beijing, inappropriately and without authorization seized control of the Company’s websites.

The relaunched website will allow all regulators, shareholders, customers, employees, and other interested stakeholders to access relevant materials, as the Company moves forward in its mission to develop vaccines that enhance health in China and around the world and create shareholder value.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical Company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. Healive, the hepatitis A vaccine manufactured by the Company has passed the assessment under WHO Prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asiaand South America. For more information, please visit the Company's website at www.sinovacbio.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements

Contact

Sinovac Biotech Ltd.
Helen Yang
Tel: +86-10-8279-9871
Fax: +86-10-6296-6910
Email: ir@sinovac.com

Investors:
ICR Inc.
Bill Zima
Tel: 1-203--682-8233
Email: william.zima@icrinc.com